UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **January 24, 2012**

MEREDITH CORPORATION
(Exact name of registrant as specified in its charter)

Iowa	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1716 Locust Street, Des Moines, Iowa	**50309-3023**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(515) 284-3000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[_] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[_] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[_] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[_] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On January 24, 2012, Meredith Corporation issued a news release reporting earnings for the second fiscal quarter and six months ended December 31, 2011. That news release is attached as an exhibit.

Item 9.01   Financial Statements and Exhibits

      (c) Exhibits

          99   News release issued by Meredith Corporation dated January 24, 2012, reporting financial results for the second fiscal quarter and six months ended December 31, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION

Registrant

/s/ Joseph H. Ceryanec

Joseph H. Ceryanec

Vice President - Chief Financial Officer

(Principal Financial and Accounting Officer)

Date: January 24, 2012

INDEX TO EXHIBITS

Exhibit Number	Item
99	News release issued by Meredith Corporation dated January 24, 2012, reporting financial results for the second fiscal quarter and six months ended December 31, 2011.

Exhibit 99

<u>MEREDITH CORPORATION REPORTS FISCAL 2012 SECOND QUARTER RESULTS</u>

Local Media Non-Political Ad Revenue Gains 9 Percent, its Ninth-Straight Quarterly Increase

Purchase of Allrecipes.com Doubles Meredith's Digital Scale;

Supports Total Shareholder Return Strategy

DES MOINES, IA (January 24, 2012) - Meredith Corporation **(NYSE: MDP)**, the leading media and marketing company serving American women, today reported fiscal 2012 second quarter earnings per share of $0.70, compared to $0.88 in the year-ago period. Revenues were $329 million, compared to $366 million. Meredith recorded $21 million, or $0.28 per share, less of political advertising revenues in the second quarter of fiscal 2012 than in the year-ago period, which is expected in an off-election year.

"Our Local Media Group delivered an industry-leading 9 percent gain in non-political advertising revenues during the second quarter of fiscal 2012," said Meredith Chairman and Chief Executive Officer Stephen M. Lacy. "While the advertising market remained challenging for our National Media Group, we're seeing an improving trend as we look to early calendar 2012, particularly in the food and home advertising categories."

Lacy noted Meredith's Total Shareholder Return financial strategy, announced on October 25, has been very well received by the investment community. Key elements include (1) A 50 percent annual dividend increase to $1.53 from $1.02 per share that produced yields of 5 to 6 percent during the quarter; (2) A new $100 million share repurchase authorization; and (3) Ongoing strategic investments to drive incremental revenue and profit growth over time, such as today's announcement that Meredith would acquire Allrecipes.com from The Reader's Digest Association, Inc.

The addition of Allrecipes.com, the world's No. 1 digital food site, doubles the scale of the Meredith Women's Network in terms of both audience reach and revenues. It also fulfills two of Meredith's previously stated criteria for strategic acquisitions: (1) National media brands that provide access to new audiences and advertising categories; and (2) Digital platforms that significantly increase scale. With Allrecipes.com, the Meredith Women's Network will be the No. 1 premium owned and operated website in the Women's Lifestyle Category, according to the most recent comScore data.

"Allrecipes.com significantly enhances our digital platform," Lacy said. "It increases our relevance with a large and loyal group of consumers, and strengthens our position in the marketplace by connecting advertisers with an audience of 100 million consumers. It fits perfectly with our Total Shareholder Return Strategy, adding strategic value to Meredith, and is expected to drive incremental growth in revenues, profit and free cash flow over time."

Lacy noted that Meredith has executed the following strategic initiatives since the start of fiscal 2012:

- Acquisition of the popular *FamilyFun* and *Every Day with Rachael Ray* brands.

- Launch of tablet editions of Meredith's national brands across the iPad, NOOK Color, Kindle Fire and Samsung Galaxy platforms.

- Extension of Meredith's very successful brand licensing arrangement for its Better Homes and Gardens line of home and garden products with Walmart through 2016.

- Investment in Iris, a leading global marketing company, and the creation of the Meredith-Iris

Global Network to serve the increasing global needs of domestic clients, and open doors to international clients.

- Expansion of Meredith's daily syndicated *The Better Show*'s reach to 150 markets across the country.

"I'm particularly pleased about the ongoing execution of our digital and video expansion strategy," said Lacy. "We've grown our audience online and on television, and we're aggressively extending our brands across tablet and mobile platforms. Digital and video are perfect complements to our leading portfolio of national brands - both for consumers and advertisers alike. We will continue to extend our reach on these platforms, and the acquisition of Allrecipes.com is our latest initiative."

For the first six months of fiscal 2012, earnings per share were $1.18, compared to $1.45 in the year-ago period. Revenues were $657 million, compared to $709 million. Meredith recorded $32 million, or $0.43 per share, less of political advertising revenues in the first six months of fiscal 2012 than in the year-ago period, which is expected in an off-election year.

OPERATING DETAIL

LOCAL MEDIA GROUP

Fiscal 2012 second quarter Local Media Group operating profit was $27 million, compared to $39 million in the year-ago period. Total revenues were $84 million, compared to $97 million. Meredith recorded $21 million less of political advertising revenue in the second quarter of fiscal 2012 than in the year ago period, which is expected in an off-election year. Expenses declined 3 percent, helping drive an EBITDA margin of nearly 40 percent.

Looking more closely at non-political advertising performance in the second quarter of fiscal 2012, compared to the year-ago period:

- Revenues rose 9 percent to $75 million, the ninth-consecutive quarter of year-over-year improvement. Performance was strongest at Meredith's stations in Atlanta, Hartford, Las Vegas and Portland.

- Automotive advertising revenues increased 15 percent, on top of 17 percent growth in the year-ago period. Professional services, the second-largest category, grew 19 percent, also on top of 17 percent growth in the year-ago period.

- Digital advertising revenues increased more than 50 percent.

"Once again we were able to drive industry-leading performance in non-political advertising revenues through our very strong connection to local viewers," Lacy said. "It was the second-best performance for a non-political second quarter in Meredith's history, and November 2011 was one of our strongest rating books in the last decade. Television continues to be the most powerful medium to deliver customers to local businesses and service providers."

Meredith television stations delivered very strong year-over-year ratings growth during the most recent November measurement period in the important adults ages 25 to 54 demographic. Of note:

- WGCL (CBS Atlanta) delivered double-digit ratings growth in morning, afternoon and evening news viewership.

- KPHO (CBS Phoenix) delivered double-digit ratings growth in morning, afternoon and late news.

- KPDX (FOX Portland) delivered double-digit ratings growth in morning, evening and late news.

- KVVU (FOX Las Vegas) delivered double-digit ratings growth in afternoon, evening and late news.

- WFSB (CBS Hartford) retained its No. 1 position in all news periods and day parts.

Other revenues grew 31 percent in the second quarter of fiscal 2012, driven primarily by Meredith's management of Peachtree TV (WPCH-TV) in Atlanta, which began on March 28, 2011. Also, Meredith Video Studios posted solid revenue growth, driven in part by *The Better Show*, which aired its 1,000th episode during the quarter, and the creation of custom video content for corporate marketing clients including Kraft Foods and Kmart.

For the first six months of fiscal 2012, Local Media Group operating profit was $38 million, compared to $55 million in the year-ago period. Revenues were $154 million, compared to $173 million. Meredith recorded $32 million less of political advertising revenues in the first six months of fiscal 2012 than in the year-ago period, which is expected in an off-election year. Expenses declined 2 percent.

NATIONAL MEDIA GROUP

Fiscal 2012 second quarter National Media Group operating profit was $36 million, compared to $42 million in the year-ago period. Revenues were $244 million, compared to $268 million. Expenses decreased 8 percent.

Fiscal 2012 second quarter advertising revenues were $107 million, compared to $122 million in the year-ago period. Fiscal 2012 second-quarter weighted average net advertising revenues per magazine page increased 8 percent, due primarily to a change in mix and stronger pricing.

The advertising declines were primarily related to food and consumer packaged goods producers - who have been particularly impacted by higher commodity prices - and pharmaceutical companies - who brought fewer new drugs to market. Meredith over-indexes the industry by more than 2 to 1 in these two categories.

The home, non-prescription drug and financial services-related advertising categories each posted double-digit revenue growth during the second quarter of fiscal 2012, their second-consecutive quarter of year-over-year growth.

"We are seeing gains in food-related advertising in early calendar 2012, and we believe overall advertising performance will improve as calendar 2012 progresses," Lacy said. "Our largest clients have had time to adjust to economic conditions, and our innovative Meredith Engagement Dividend - which guarantees marketers a return on their advertising investment in Meredith magazines - is gaining traction in the marketplace. Magazine industry advertising as a whole has held up fairly well in calendar 2011, particularly in categories such as beauty and financial services, where we are expanding our efforts via multi-platform marketing programs."

Circulation revenues increased during the second quarter of fiscal 2012, driven by a gain in subscription revenues. Online orders for print magazine subscriptions nearly doubled to more than 500,000 compared to the year-ago period, due primarily to more aggressive website and email marketing programs as well as efforts to shift to online billing and renewals. Meredith is particularly focused on driving online subscriptions and paperless transactions because of cost saving and up-selling opportunities.

Meredith's brands continued their strong engagement with American consumers in the second quarter of fiscal 2012 compared to the prior-year period, as demonstrated by:

- An increase in readership of Meredith's magazines, which stood at a record 113 million according to Fall 2011 data from Mediamark Research and Intelligence.

- Strong traffic growth for Meredith's branded websites, as monthly unique visitors and page views rose more than 50 percent each to 20 million, and 450 million, respectively. The multi-channel brand *Recipe.com* has grown to approximately 2 million monthly unique visitors in its first six months of operation. The acquisition of Allrecipes.com will double the Meredith Women's Network's monthly unique visitors to 40 million.

- Expansion of Meredith's electronic tablet issues and capabilities, including a strong presence on the newly launched Amazon Kindle Fire and Barnes & Noble NOOK Tablet, as well as product availability on the Apple iPad and NOOK Color devices.

- *More* magazine's second annual television special was aired in 145 markets reaching 85 percent of U.S. television households.

Fiscal 2012 second quarter other revenues were $73 million, compared to $82 million in the year-ago period. Results were primarily due to select clients within Meredith Xcelerated Marketing that scaled back programs for the same commodity-related reasons that impacted advertising results earlier in calendar 2011. Meredith Xcelerated Marketing's programs are typically long-term in nature, and its results typically lag shorter-term changes in economic conditions.

For the first six months of fiscal 2012, National Media Group operating profit was $72 million, compared to $82 million in the year-ago period. Revenues were $503 million, compared to $535 million. Expenses decreased 5 percent.

OTHER FINANCIAL INFORMATION

For the trailing 12 month period ended December 31, 2011, Meredith:

- Generated nearly $200 million in cash flow from operations.

- Repurchased approximately 1.2 million shares of Company stock.

- Maintained a conservative debt-to-EBITDA ratio of approximately 1 to 1. The weighted average interest rate on Meredith's debt was 4.4 percent at December 31, 2011.

In addition, total Company expenses declined 7 percent in the second quarter of fiscal 2012, the sixth consecutive sequential quarter of year-over-year expense reductions. For the first half of fiscal 2012, total Company expenses declined 4 percent, compared to the year-ago period.

All earnings per share figures in the text of this release are diluted. Both basic and diluted earnings per share can be found in the attached Condensed Consolidated Statements of Earnings.

OUTLOOK

Looking at the third quarter of fiscal 2012, compared to the year-ago period:

- With two of three magazine issues closed, Meredith expects third quarter National Media Group advertising revenue performance to be flat to up in the low-single digits.

- With nine weeks remaining in the quarter, Local Media Group non-political advertising revenues are currently pacing up in the mid-single digits.

Meredith currently expects fiscal 2012 third quarter earnings per share to range from $0.65 to $0.70. Meredith expects fiscal 2012 earnings per share to range from $2.55 to $2.75. Both estimates exclude the anticipated effects of the acquisition of Allrecipes.com, as noted in the press release that Meredith issued earlier today.

A number of uncertainties remain that may affect Meredith's outlook as stated in this press release for the third fiscal quarter and full year of fiscal 2012. These uncertainties are referenced below under "Safe Harbor" and in certain filings with the U.S. Securities and Exchange Commission.

CONFERENCE CALL WEBCAST

Meredith will host a conference call on January 24, 2012 at 11 a.m. EST to discuss second quarter fiscal 2012 results. A live webcast will be accessible to the public on the Company's website, www.meredith.com, and a replay will be available for two weeks. A transcript will be available within 48 hours of the call at www.meredith.com.

RATIONALE FOR USE AND ACCESS TO NON-GAAP RESULTS

Management uses and presents GAAP and non-GAAP results to evaluate and communicate the performance of the Company. Non-GAAP measures should not be construed as alternatives to GAAP measures. EBITDA is a common supplemental measure of performance used by investors and financial analysts. Management believes that EBITDA provides an additional analytical tool to clarify the Company's results from core operations and delineate underlying trends. Meredith does not use EBITDA as a measure of liquidity or funds available for management's discretionary use because they include certain contractual and non-discretionary expenditures.

Reconciliations of non-GAAP to GAAP measures are included in the attached tables. The attached condensed consolidated financial statements and reconciliation tables will be made available at www.meredith.com.

SAFE HARBOR

This release contains certain forward-looking statements that are subject to risks and uncertainties. These statements are based on management's current knowledge and estimates of factors affecting the Company and its operations. Statements in this announcement that are forward-looking include, but are not limited to, the statements regarding advertising revenues and investment spending, along with the Company's revenue and earnings per share outlook for the third fiscal quarter and full year fiscal 2012.

Actual results may differ materially from those currently anticipated. Factors that could adversely affect future results include, but are not limited to, downturns in national and/or local economies; a softening of the domestic advertising market; world, national or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss or insolvency of one or more major clients; the integration of acquired businesses; changes in consumer reading, purchasing and/or television viewing patterns; increases in paper, postage, printing, syndicated programming or other costs; changes in television network affiliation agreements; technological developments affecting products or methods of distribution; changes in government regulations affecting the Company's industries; unexpected changes in interest rates; and the consequences of acquisitions and/or dispositions. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

ABOUT MEREDITH CORPORATION

Meredith Corporation (**NYSE: MDP**; www.meredith.com) is the leading media and marketing company serving American women. Meredith features multiple well-known national brands - including Better Homes and Gardens, Parents, Family Circle, Ladies' Home Journal, Fitness, More, American Baby, Every Day with Rachael Ray and FamilyFun- along with local television brands in fast-growing markets. Meredith is the industry leader in creating content in key consumer interest areas such as home, family, health and wellness and self-development. Meredith uses multiple distribution platforms - including print, television, online, mobile, tablets, and video - to give consumers content they desire and to deliver the messages of its advertising and marketing partners.

Additionally, Meredith uses its many assets to create powerful custom marketing solutions for many of the nation's top brands and companies. Meredith Xcelerated Marketing has significantly added to its capabilities in recent years through the acquisition of cutting-edge companies in digital, mobile, social, healthcare, database, and international marketing. Most recently, Meredith made a strategic investment in London-based Iris Worldwide, a leader in experiential marketing.

A hallmark of Meredith's business model and financial profile is its ability to consistently generate substantial free cash flow by leveraging the strength of its multi-platform portfolio. Meredith is committed to increasing Total Shareholder Return through dividend payments, share repurchases and strategic business investments. Meredith has paid a dividend for 64 straight years and increased its dividend for 18 consecutive years.

-- # # # # --

Shareholder/Financial Analyst Contact:	**Media Contact:**
Mike Lovell	Art Slusark
Director of Investor Relations	Vice President/Corporate Communications
Phone: (515) 284-3622	Phone: (515) 284-3404
E-mail: Mike.Lovell@Meredith.com	E-mail: Art.Slusark@Meredith.com

Meredith Corporation and Subsidiaries
Condensed Consolidated Statements of Earnings (Unaudited)

	Three Months		Six Months	
Periods Ended December 31,	**2011**	**2010**	**2011**	**2010**
(In thousands except per share data)				
Revenues				
Advertising	$ 183,636	$ 213,755	$ 367,953	$ 418,580
Circulation	63,902	63,737	130,491	129,677
All other	81,179	88,441	158,182	160,416
Total revenues	328,717	365,933	656,626	708,673
Operating expenses				
Production, distribution, and editorial	128,412	137,251	265,303	280,092
Selling, general, and administrative	134,940	148,506	277,905	290,438
Depreciation and amortization	10,505	9,663	20,337	19,448
Total operating expenses	273,857	295,420	563,545	589,978
Income from operations	54,860	70,513	93,081	118,695
Interest expense, net	(2,897)	(3,351)	(5,616)	(6,862)
Earnings from continuing operations before income taxes	51,963	67,162	87,465	111,833
Income taxes	(20,369)	(26,065)	(34,244)	(44,674)
Earnings from continuing operations	31,594	41,097	53,221	67,159
Loss from discontinued operations, net of taxes	—	(540)	—	(895)
Net earnings	$ 31,594	$ 40,557	$ 53,221	$ 66,264
Basic earnings per share				
Earnings from continuing operations	$ 0.70	$ 0.90	$ 1.18	$ 1.48
Discontinued operations	—	(0.01)	—	(0.02)
Basic earnings per share	$ 0.70	$ 0.89	$ 1.18	$ 1.46
Basic average shares outstanding	44,838	45,571	44,923	45,527
Diluted earnings per share				
Earnings from continuing operations	$ 0.70	$ 0.89	$ 1.18	$ 1.47
Discontinued operations	—	(0.01)	—	(0.02)
Diluted earnings per share	$ 0.70	$ 0.88	$ 1.18	$ 1.45
Diluted average shares outstanding	45,044	45,912	45,115	45,849
Dividends paid per share	$ 0.3825	$ 0.2300	$ 0.6375	$ 0.4600

Meredith Corporation and Subsidiaries
Segment Information (Unaudited)

Periods Ended December 31,		Three Months			Six Months	
		2011	2010		2011	2010
(In thousands)						
Revenues						
National media group						
Advertising	$	107,180	$ 122,352	$	231,637	$ 257,854
Circulation		63,902	63,737		130,491	129,677
Other revenues		73,233	82,394		140,799	147,667
Total national media group		244,315	268,483		502,927	535,198
Local media group						
Non-political advertising		75,382	69,376		134,659	127,124
Political advertising		1,074	22,027		1,657	33,602
Other revenues		7,946	6,047		17,383	12,749
Total local media group		84,402	97,450		153,699	173,475
Total revenues	$	328,717	$ 365,933	$	656,626	$ 708,673
Operating profit						
National media group	$	35,797	$ 42,200	$	71,801	$ 81,830
Local media group		27,156	38,549		38,213	55,277
Unallocated corporate		(8,093)	(10,236)		(16,933)	(18,412)
Income from operations	$	54,860	$ 70,513	$	93,081	$ 118,695
Depreciation and amortization						
National media group	$	3,832	$ 3,337	$	7,193	$ 6,689
Local media group		6,175	5,816		12,164	11,744
Unallocated corporate		498	510		980	1,015
Total depreciation and amortization	$	10,505	$ 9,663	$	20,337	$ 19,448
EBITDA [1]						
National media group	$	39,629	$ 45,537	$	78,994	$ 88,519
Local media group		33,331	44,365		50,377	67,021
Unallocated corporate		(7,595)	(9,726)		(15,953)	(17,397)
Total EBITDA	$	65,365	$ 80,176	$	113,418	$ 138,143

[1] *EBITDA is earnings from continuing operations before interest, taxes, depreciation, and amortization.*

Meredith Corporation and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)

Assets	December 31, 2011		June 30, 2011	
(In thousands)				
Current assets				
Cash and cash equivalents	$	26,118	$	27,721
Accounts receivable, net		210,126		212,365
Inventories		21,107		21,529
Current portion of subscription acquisition costs		56,410		54,581
Current portion of broadcast rights		7,870		3,974
Other current assets		21,987		13,568
Total current assets		343,618		333,738
Property, plant, and equipment		458,583		459,257
Less accumulated depreciation		(260,660)		(272,819)
Net property, plant, and equipment		197,923		186,438
Subscription acquisition costs		65,947		54,286
Broadcast rights		1,655		1,292
Other assets		75,039		66,940
Intangible assets, net		554,866		545,101
Goodwill		566,894		525,034
Total assets	$	1,805,942	$	1,712,829

Liabilities and Shareholders' Equity				
Current liabilities				
Current portion of long-term debt	$	50,000	$	50,000
Current portion of long-term broadcast rights payable		10,942		8,548
Accounts payable		52,882		82,878
Accrued expenses and other liabilities		106,420		115,735
Current portion of unearned subscription revenues		166,841		151,831
Total current liabilities		387,085		408,992
Long-term debt		200,000		145,000
Long-term broadcast rights payable		5,937		5,431
Unearned subscription revenues		143,330		120,024
Deferred income taxes		176,853		160,709
Other noncurrent liabilities		99,674		97,688
Total liabilities		1,012,879		937,844
Shareholders' equity				
Common stock		36,049		36,282
Class B stock		8,740		8,776
Additional paid-in capital		51,666		58,274
Retained earnings		712,315		687,816
Accumulated other comprehensive loss		(15,707)		(16,163)
Total shareholders' equity		793,063		774,985
Total liabilities and shareholders' equity	$	1,805,942	$	1,712,829

Meredith Corporation and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)

Six Months Ended December 31,	2011	2010
(In thousands)		
Net cash provided by operating activities	$ 68,747	$ 84,524
Cash flows from investing activities		
Acquisitions of businesses	(55,548)	(28,556)
Additions to property, plant, and equipment	(26,621)	(11,168)
Other	(1,563)	—
Net cash used in investing activities	(83,732)	(39,724)
Cash flows from financing activities		
Proceeds from issuance of long-term debt	85,000	12,500
Repayments of long-term debt	(30,000)	(67,500)
Purchases of Company stock	(15,311)	(6,030)
Dividends paid	(28,722)	(21,017)
Proceeds from common stock issued	2,332	6,622
Excess tax benefits from share-based payments	83	317
Other	—	(51)
Net cash provided by (used in) financing activities	13,382	(75,159)
Net decrease in cash and cash equivalents	(1,603)	(30,359)
Cash and cash equivalents at beginning of period	27,721	48,574
Cash and cash equivalents at end of period	$ 26,118	$ 18,215

Meredith Corporation and Subsidiaries   **Table 1**
Supplemental Disclosures Regarding Non-GAAP Financial Measures

EBITDA

Consolidated EBITDA, which is reconciled to earnings from continuing operations in the following tables, is defined as earnings from continuing operations before interest, taxes, depreciation, and amortization. Segment EBITDA is a measure of segment earnings before depreciation and amortization. Segment EBITDA margin is defined as segment EBITDA divided by segment revenues.

	Three Months Ended December 31, 2011			
	National Media	Local Media	Unallocated Corporate	Total
(In thousands)				
Revenues	$ 244,315	$ 84,402	$ —	$ 328,717
Operating profit	$ 35,797	$ 27,156	$ (8,093)	$ 54,860
Depreciation and amortization	3,832	6,175	498	10,505
EBITDA	$ 39,629	$ 33,331	$ (7,595)	65,365
Less:				
Depreciation and amortization				(10,505)
Net interest expense				(2,897)
Income taxes				(20,369)
Earnings from continuing operations				$ 31,594
Segment EBITDA margin	16.2%	39.5%		

	Three Months Ended December 31, 2010			
	National Media	Local Media	Unallocated Corporate	Total
(In thousands)				
Revenues	$ 268,483	$ 97,450	$ —	$ 365,933
Operating profit	$ 42,200	$ 38,549	$ (10,236)	$ 70,513
Depreciation and amortization	3,337	5,816	510	9,663
EBITDA	$ 45,537	$ 44,365	$ (9,726)	80,176
Less:				
Depreciation and amortization				(9,663)
Net interest expense				(3,351)
Income taxes				(26,065)
Earnings from continuing operations				$ 41,097
Segment EBITDA margin	17.0%	45.5%		

	Six Months Ended December 31, 2011			
	National Media	Local Media	Unallocated Corporate	Total
(In thousands)				
Revenues	$ 502,927	$ 153,699	$ —	$ 656,626
Operating profit	$ 71,801	$ 38,213	$ (16,933)	$ 93,081
Depreciation and amortization	7,193	12,164	980	20,337
EBITDA	$ 78,994	$ 50,377	$ (15,953)	113,418
Less:				
Depreciation and amortization				(20,337)
Net interest expense				(5,616)
Income taxes				(34,244)
Earnings from continuing operations				$ 53,221
Segment EBITDA margin	15.7%	32.8%		

	Six Months Ended December 31, 2010			
	National Media	Local Media	Unallocated Corporate	Total
(In thousands)				
Revenues	$ 535,198	$ 173,475	$ —	$ 708,673
Operating profit	$ 81,830	$ 55,277	$ (18,412)	$ 118,695
Depreciation and amortization	6,689	11,744	1,015	19,448
EBITDA	$ 88,519	$ 67,021	$ (17,397)	138,143
Less:				
Depreciation and amortization				(19,448)
Net interest expense				(6,862)
Income taxes				(44,674)
Earnings from continuing operations				$ 67,159
Segment EBITDA margin	16.5%	38.6%		